

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Yilun Jin
Chief Financial Officer
American Lorain Corporation
Beihuan Zhong Road, Junan County
Shandong, PRC 276600

> **Re: American Lorain Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 1-34449**

Dear Mr. Jin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Revenue, page 30

1.   Please explain the reasons for the changes in revenue in each of your product segments. Discuss the circumstances that drove your sales increases and decreases, respectively, during the periods presented. For guidance, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures," SEC Release No. 34-26831, Part III.D (May 18, 1989).

Financial Statements
General

2.   We note that a substantial amount of your assets continue to be located in China and also note your disclosures regarding currency restrictions. It appears you should continue to provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Otherwise, please explain why you do not believe this information is required.

Consolidated Balance Sheets, page F-2

3.   We note your line item described as "Advance to suppliers." Please provide an accounting policy disclosure related to this balance sheet line item.

Consolidated Statements of Cash Flows, page F-6

4.   We note your line item presented in the Cash Flows from Operating Activities section described as "(Increase)/decrease in prepayments." It appears this item relates to your balance sheet line item described as "Advance to suppliers." Please explain why you have classified this item in the operating activities section of your statement of cash flows. It appears such amounts represent loans to growers of your raw materials. Please refer to ASC 230-10-45-13 and explain why you don't believe these amounts represent investing activities.

Note 2 – Summary of Significant Accounting Policies

<u>Note (u) – Revenue Recognition, page F-12</u>

5.   We note on page 10 of your document that distributors you sell to have rights of return for products that do not meet quality standards. We further note your disclosure that indicates distributors may earn performance based incentives based on sales volumes. Please expand your revenue recognition accounting policy disclosure to address your accounting for these elements of your sales agreements. In addition, please tell us the amounts you have accrued for each financial statement year presented for product returns and sales incentives and where these amounts are presented on your balance sheet.

<u>Note 6 – Related Party Receivable, page F-14</u>

6.   We note your disclosure of certain loans to officers of the corporation. We further note in Note 5 you have significant amounts of loans to employees for purchases of materials. Please provide us with an understanding of the business transactions you engage in, such that officers and other employees require cash to obtain raw materials. Please also confirm to us that your CEO and COO are actively engaged in the direct purchase of raw materials for the company.

7.   We note your disclosure at page F-14 that you make advances to executive officers for the purchase of raw materials. Please tell us how you have complied with Section 13(k) of the Exchange Act.

<u>Note 8 – Property Plant & Equipment, page F-15</u>

8.   We note your line item described as "Landscaping, plant, and tree" as an element of your property and equipment. We note elsewhere in your document on page 7 that you have begun growing your own supplies of chestnuts and vegetables. Please expand your accounting policy footnote related to property and equipment to include a discussion of your accounting for your investment in these assets. Include a discussion of the types of costs reflected as assets and when and how you expect to amortize these costs. Refer to ASC 905-360-25-2 and ASC 905-360-35-4 for guidance.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2009 (Filed April 30, 2010)</u>

Director Compensation, page 5

9.   For each director, disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv).

Certain Relationships and Related Transactions, and Director Independence, page 7

10.   We note your disclosure at page 7 that "[s]ince January 1, 2008, there have been no transactions between members of management, five percent stockholders, affiliates promoters and finders." Please tell us why you have not disclosed here the transaction(s) with Mr. Si Chen disclosed in Note 6 to your financial statements. Refer to Item 404(a) and –(d) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Alexandra Ledbetter at (202) 551-3717 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director